Chaparral
      E N E R G Y

December 21, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4628

Attn:  Karl Hiller

                Re:           Chaparral Energy, Inc.
                 Form 10-K for the Fiscal Year ended December 31, 2011
                 Filed March 29, 2012
                 File No. 333-134748

Ladies and Gentlemen:

            Set forth below are the responses of Chaparral Energy, Inc. (the “Company” or “we”) to the comment of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated December 5, 2012.  With respect to the comment you are advised as follows:

Form 10-K for the Fiscal Year ended December 31, 2011

Oil and Natural Gas Reserves, page 20

1.
We note your disclosure explaining that your proved undeveloped reserves include 2.5 MMBoe of undeveloped reserves from your Camrick area CO2 EOR projects and 14.1 MMBoe of undeveloped reserves from your North Burbank polymer EOR projects that have been reported for more than five years.  We further note your disclosure on page 14 indicating that there have been delays in the development of the North Burbank polymer project due to the limitation of fresh water and third party services.  Please tell us how you determined that these circumstances would not preclude booking these reserves initially or continuing to claim these reserves once it became known that development would not occur within 5 years.  Refer to Compliance and Disclosure Interpretation 131.04 for information regarding what constitutes adoption of a development plan.  Also see Compliance and Disclosure Interpretations 108.01 and 131.03 for information regarding “development projects” and “specific circumstances.”

Company Response:

We believe that it is appropriate to include in our proved undeveloped reserves (“PUDs”) the undeveloped reserves in our Camrick area CO2 EOR project (the “Camrick Area”) and our North Burbank polymer EOR project (the “North Burbank Unit”) even though development of these reserves has extended beyond five years because the “specific circumstances” justify a longer time period as provided for in Rule 4-10(a)(31)(ii) of Regulation S-X.  The “specific circumstances” existing when we filed our 2011 10-K included, but were not limited to, the following factors that we considered in making the determination that recognizing reserves was appropriate even though their development may extend past five years:

•
 Our corporate growth strategy is designed to commit significant capital to longer-term oil-weighted EOR projects.  Our development activity in the Camrick Area with CO2 and the North Burbank Unit with polymer are examples of this corporate strategy.  In each of these EOR projects, our development activities in 2011 included drilling and re-entering wells, conversion of existing wells to injection wells, installation of production flow lines, installation of distribution lines, construction of pipelines, construction of capture and recycling facilities, and other necessary development activities as well as the purchase and injection of CO2 and polymer.  As disclosed in our 2011 10-K, we define EOR activities as activities on properties that have proved EOR reserves, ongoing EOR operations, or have an approved capital expenditure for EOR operations. As of December 31, 2011, we had 11 active EOR projects where CO2 was injected and one project at our North Burbank Unit where polymer was utilized.

•
We have an historical record of developing successful EOR projects.   Over the last 12 years, we have obtained extensive expertise in developing successful EOR projects.  As of December 31, 2011 alone, we had 12 active EOR projects.  We acknowledge the reference in C&DI 131.03 to the consideration of our historical completions of EOR projects to support our booking of Camrick Area and North Burbank Unit undeveloped reserves, but believe the concept of “completion” may be inappropriate for our purposes.  Unlike primary or secondary recovery methods, our experience with large-scale tertiary recovery methods like EOR is the same as our peers; that is, in almost every instance, EOR projects require development periods in excess of five years, and may have reserve lives of up to 45 years or more.  For this reason, while we have a 12-year history of success in developing multiple EOR projects, we are hesitant to describe any of our projects as “complete.”

•
We have taken significant steps to implement and continue our development of the Camrick Area and the North Burbank Unit.  In 2011 we continued to take significant steps towards our full development of the Camrick Area and the North Burbank Unit as described above.  We consider our Camrick Area and North Burbank Unit projects to each be a single EOR project because our development approach for each is as a single, full-field project.  Because of the sheer size of the Camrick Area (over 14,600 acres and 170 non-plugged wells) and the North Burbank Unit (over 22,000 acres and 1,630 non-plugged wells), the steps necessary to develop these areas must be planned over multiple years, staged, and sequenced so as to ensure section-wide or field-wide pressurization, and significant capital must be budgeted and spent to accomplish the planned steps.  Our activities in 2011 continued our multi-year development of both the Camrick Area and the North Burbank Unit.

In addition, your comment states that we have indicated that there have been delays in the North Burbank Unit project due to the limitation of fresh water and third party services.  Our disclosure states, “Due to the size of the North Burbank Unit and the limitation of fresh water and third party services, we believe the development program will be an ongoing program.”  That disclosure was not intended to indicate that there are delays in the North Burbank Unit resulting from limitation of fresh water and third party services.   There are sufficient fresh water and third party services available to implement the current development plan for the North Burbank Unit.

Our prior disclosure was intended to indicate that, because of the sheer magnitude of the North Burbank Unit, the project would take many years to develop with the fresh water and third party services available to us in the area.  We will clarify the disclosure in the future to state “Due to the size of the North Burbank Unit, there is insufficient fresh water and third party services available to complete the development of the North Burbank Unit within five years, and as a result the development of the North Burbank Unit will be an ongoing project.”

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions or comments regarding the foregoing to the undersigned at (405) 426-4372.

                   Very truly yours,

                   Chaparral Energy, Inc.

                   By  /s/ DAVID J. KETELSLEGER
                          David J. Ketelsleger
                          Senior Vice President and General Counsel